

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Mr. K. Scott Gray
Chief Financial Officer
Luby's, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

      Re: **Luby's, Inc.**
             Form 10-K for the Fiscal Year Ended August 27, 2014
             Filed November 12, 2014
             File No. 1-08308

Dear Mr. Gray:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Melissa Raminpour

                Melissa Raminpour
                Branch Chief